PKF O’CONNOR DAVIES LLP 245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com PKF O’Connor Davies LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms. Consent of Independent Registered Public Accounting Firm The Board of Directors of Organigram Global Inc. We consent to the use of: • Our report dated December 16, 2025 on the consolidated financial statements of Organigram Global Inc. (the “Company”) which comprise the consolidated statements of financial position as of September 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the two years in the period ended September 30, 2025, and the related notes (collectively, the “consolidated financial statements”), and • Our report dated December 16, 2025, on the effectiveness of the Company’s internal control over financial reporting as of September 30, 2025, each of which is included in the Annual Report on Form 40-F of the Entity for the twelve-month period ended September 30, 2025. We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-274686) on Form F-10. New York, New York December 16, 2025